PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853
Fax: (604) 689-8144

May 28, 2003


03022777

SUPPL

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

**RE: MIRAMAR MINING CORPORATION
MAILING ON MAY 28, 2003**

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all the persons on the Supplementary Mailing List maintained at our office:

- Interim Financial Statements for the First Period Ending March 31, 2003
  (in form of Press Release 03-09)

The filing fee(s) for the financial statements have been remitted via SEDAR.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

Yasmin Juma
YJ/jo

cc: Alberta Securities Commission
cc: Director of Corporations - PEI
cc: Manitoba Securities Commission
cc: Nova Scotia Securities Commission
cc: Office of the Administrator of Securities - NB
cc: Ontario Securities Commission
cc: Quebec Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Saskatchewan Securities Commission
cc: Securities Division - Department of Justice - NF
cc: Toronto Stock Exchange
cc: Nunavut Securities Commission
cc: US Securities & Exchange Commission
File # 12G32(B) # 8215666
cc: Miramar Mining Corporation
cc: Clark Wilson
cc: KPMG Peat Marwick Thorne.

G:\SEDAR\filings\2003\03intpom\1st\maesupp.doc



MIRAMAR MINING CORPORATION

300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

May 23, 2003 NEWS RELEASE 03-09 MAE - TSE
MNG-AMEX

Miramar's Annual General Meeting Reviews Highlights of a Successful 2002

- First Quarter 2003 Financial Results Impacted by lower than Forecast Gold Production -

VANCOUVER -- Miramar Mining Corporation today announced that 99.9% of the voting shareholders at Miramar's Annual General Meeting of Shareholders on May 22, 2003, voted in favour of the slate recommended for election by management to the board of directors, and in favour of other resolutions presented by management.

During the meeting, Miramar reviewed the highlights from a successful 2002 and laid its objectives for 2003. "During 2002 and into 2003 we have made good progress on a number of fronts," said Tony Walsh, Miramar's President and CEO. "Over the past 12 months we completed the transaction with Hope Bay Gold Corporation, which gave us 100% ownership in the exciting Hope Bay project, we went on to complete a feasibility study on the Doris North high grade resource and reported significant exploration results," he said. "In addition, we enhanced our financial strength through a number of transactions, and continued to generate cash flow from our Yellowknife operations."

Annual General Meeting

Miramar's Annual General Meeting of shareholders was held in Vancouver on May 22, 2003, and approximately 65.15% of Miramar's shareholders were represented at the meeting in person or by proxy re-electing the board of directors with 99.9% of the vote in favour. In addition, Mr. Lawrence Bell re-joined the board after stepping aside in 2002 to facilitate the merger with Hope Bay Gold. "Mr. Bell brings a wealth of financial and business experience to our board, and we welcome him back," said Mr. Walsh. Mr. Bell is currently Chairman and CEO of BC Hydro, a major electric utility, and also acts as director on numerous private and public company boards.

During the meeting, Mr. Walsh outlined some of the highlights of a very successful 2002.

Hope Bay

In June 2002, Miramar successfully completed a significant financing to support more aggressive exploration on the Hope Bay belt. That exploration commenced on a limited scale in the summer of 2002 and expanded considerably in 2003, with a $16 million exploration program currently underway. Results from the Madrid area continue to expand this significant mineralizing system, with multiple gold deposits and occurrences along several kilometres of strike. In addition, a deep drill program is in progress at Boston, with one hole complete and two additional holes in progress. Results are anticipated shortly.

Early in 2003 Miramar reported on the results of an independent feasibility study for the development of the high grade Doris North area. The feasibility study contemplates the development of a low capital cost, low operating cost mine that would offer low risk, rapid payback opportunity and generate significant cash flow that could be reinvested in the exploration and development of the Hope Bay belt. Permitting of the Doris North is currently in progress.

Operations

Despite some challenges through 2002, Miramar's Yellowknife mines generated positive cash flow from operations, and the planned operating life for the mines was extended into early 2005. Since these mines are nearing the end of their operating lives, the focus is on minimizing capital investment, maximizing cash flow, and preparing for the eventual closure of the mines. A major achievement announced in 2002 and completed in 2003

was the sale of the Bluefish hydroelectric power plant in Yellowknife. The proceeds of this sale have been secured for bonding requirements for the reclamation and abandonment of the Con Mine.

Corporate

During 2002, in addition to the Bluefish transaction, Miramar successfully completed three equity offerings for $38 million net and sold a portion of its interest in Northern Orion Exploration's Ltd. for a further $4 million. As a result, Miramar had $40 million in cash and short term investments and no debt at December 31, 2002. This strong balance sheet positions Miramar to continue to pursue its objectives, independent of market conditions. Miramar also continued to focus on pursuing its objectives in a cost effective manner, maintaining its level of G&A despite the merger, reducing cash costs in Yellowknife and delivering its Hope Bay programs under budget.

Outlook for 2003

Mr. Walsh concluded "Our strategy for the next 12 months remains the same as for the last year. Our main goal is to advance the Hope Bay project to what we believe is its potential to become a major producing greenstone belt. This will ultimately provide value to our shareholders.

First Quarter Results

Financial Results

For the three months ended March 31, 2003, net earnings were $44,000 or $0.00 per share compared with earnings of $565,000 or $0.01 per share for the same period in 2002. Operating cash flow for the first quarter 2003 was $0.3 million compared to $2.5 million for the same period in 2002. During the quarter Miramar invested $1.6 million in the Yellowknife mining operations for development and mine equipment and funded exploration at Hope Bay for a total of $4.7 million.

Miramar has working capital of C$37.2 million at March 31, 2003, of which $34.2 million was in the form of cash and cash equivalents.

In the first quarter, Miramar realized an average selling price of C$486 per ounce of gold, excluding adjustment for unrealized losses on hedging and call options, which compares to the C$463 average price achieved in the same period in 2002. The average spot market price of gold was C$532 for the first quarter of 2003.

Operating Results

During the first three months of 2003, the Con Mine delivered 63,794 tons grading 0.34 ounces of gold per ton, and the Giant Mine delivered 17,489 tons grading 0.32 ounces of gold per ton for processing at the Con mill. Combined, Miramar's Yellowknife operations produced and shipped 28,327 ounces of gold at a cash cost of US$314 per ounce versus 31,749 ounces at cash costs of US$240 per ounce in the same period in 2002. Operations were impacted by higher fuel prices and higher labour benefit costs, ($0.6 million higher than same period in 2002) and lower than expected production from refractory ore sources. At the Giant Mine, shortfalls in both grade and tonnage resulting from delays in development are expected to be recovered in the second half of the year. At the Con Mine, shortfalls in production from the refractory AW trend are not expected to be recovered. Second quarter production will be effected by the shortfall in the AW trend.

Subsequent to quarter end, on May 2, 2003 the mill temporarily ceased processing ore as the freeboard level in the tailings pond rose at a rate quicker than it could be discharged. There was no spill or discharge into the environment of effluent, as all effluent was contained within the tailings pond. The water treatment plant has been operating since April 30th. Mining continued throughout the period and, with the excess processing capacity available in the mill, Miramar anticipates processing all stockpiled free mill ore by the end of the third quarter. This is not anticipated to have a material impact on the Con's production.

As in any industrial undertaking, from time to time the Con Mine may not be in strict compliance with all regulations however, instances of non-compliance historically do not have material adverse affects on the operations of the Con Mine.

On May 14, 2003 Miramar and its subsidiary Miramar Con Mine Ltd. were notified that they had been charged with the unlawful deposit of tailings effluent in 2001 and 2002 and failing to comply with the Con Mine water licence. These incidents are unrelated to the freeboard issues in the second quarter of 2003. Particulars of these charges have not yet been received and the Corporation will not be able to assess the charges until the particulars have been received. These charges have not had and are not expected to have a material adverse affect on the operation of the Con Mine.

Outlook

As a result of lower than expected first quarter production and production interruptions in the second quarter, combined with the strengthening of the Canadian dollar versus the US dollar, Miramar does not expects 2003 production to meet its objectives. All production at the Yellowknife operations is dependent on its ability to generate positive cash flow and earnings. The mine plan is being reassessed regularly to determine whether the operations are meeting this objective.

Hedging

The Board of Directors has approved a hedging policy and reviews the Company's hedging position periodically. As at March 31, 2003 the Company had entered into the following gold contracts:

Anticipated Delivery/Expiry	Average Hedged Ounces	Average Call Price Per Ounce	Options Sold	Average Price Per Ounce
2003	20,100	C$478	-	-
2003	-	-	9,000	US$300
2004	26,400	C$478	36,000	C$478
	66,600		50,000	

The fair market value at March 31, 2003 for the forward contracts was negative C$1.4 million and negative $2.3 million for the call options.

Forward Looking Statements

This news release contains forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 including statements relating to planned work and development at the Hope Bay project; plans for activities at the Con and Giant Mines; estimated production costs and results for the Con and Giant Mines; or anticipated financial results or future events. Resource estimates and other information inferred from the interpretations of drilling results may also be deemed to be forward looking statements as they constitute a prediction of what might be found to be present when and if a project is actually developed. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements including without limitation; uncertainty as to whether the Doris North development will proceed; possible changes in planned work resulting from weather, logistical, technical or other factors; the possibility that additional work may not support a feasibility study; the possibility of cost overruns or unexpected expenses in current operations; the possibility that capital and operating costs may be higher than currently estimated and in the case of Hope Bay, may preclude commercial development; fluctuations in gold and other precious metal prices and currency exchange rates; accidents; equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; uncertainty relating to the availability of financing when required by Miramar and other risks and uncertainties, including those described in this release and the Miramar annual Report on Form 40F for the year ending December 31, 2002 and Reports on Form 6K filed with the Securities and Exchange Commission and the Company's Annual Information Form ("AIF") filed with the Ontario Securities Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. Miramar does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation

For further information contact:
Tony Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

Consolidated Financial Statements of

MIRAMAR MINING CORPORATION

For the periods ended March 31, 2003 and 2002

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(expressed in thousands of dollars)
March 31, 2003 and December 31, 2002

	2003 (unaudited)	2002 (unaudited)
Assets		
Current Assets		
Cash and cash equivalents	$ 34,210	$ 16,085
Short term investments	-	23,694
Accounts receivable	1,510	1,157
Inventory (note 6)	10,980	11,163
Prepaid expenses	1,232	162
	47,932	52,261
Capital Assets	133,289	128,732
Cash collateral deposits	6,338	6,338
Northern Orion Explorations Ltd.		
Equity Investment (note 3)	23	173
Net Proceeds Interest	15,000	15,000
Investment in Sherwood Mining Corporation	782	803
Other Assets	117	116
	$ 203,481	$ 203,423
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,700	$ 11,229
Provision for site reclamation and closure costs	9,343	9,142
Deferred post-retirement benefits	1,477	1,509
Future income tax liability	20,636	18,875
	42,156	40,755
Shareholders' equity		
Share capital	312,421	313,808
Special warrants	-	-
Contributed surplus	688	688
Deficit	(151,784)	(151,828)
	161,481	162,668
	$ 203,449	$ 203,423

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations
(expressed in thousands of dollars except share amounts)

Three month period ended March 31, 2003 and 2002

	3 months ended March 31 2003 (unaudited)	2002 (unaudited)
Revenue		
Sales	$ 15,388	$ 14,706
Other income	289	129
	15,677	14,835
Expenses		
Cost of sales	12,684	11,103
Depreciation and depletion	1,811	1,943
Foreign exchange	(46)	(27)
General and administration	926	744
Reclamation expense	121	372
Other expenses	19	(0)
	$ 15,515	$ 14,135
Earnings from operations before items noted below	162	700
Equity loss	(21)	(105)
Earnings before income taxes	141	595
Income taxes: current	(97)	(30)
Earnings for the period	44	565
Deficit, beginning of period	(151,828)	(152,432)
Deficit, end of the period	$ (151,784)	$ (151,867)
Net earnings per share, basic and fully diluted	$ 0.00	$ 0.01
Weighted average number of common shares and special warrants outstanding	123,246,730	63,898,218

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of dollars)

Three month period ended March 31, 2003 and 2002

	3 months ended March 31 2003 (unaudited)	2002 (unaudited)
Cash provided by (used in):		
Operations		
Earnings for the period	$ 44	$ 565
Items not involving cash		
Depreciation and depletion	1,811	1,943
Reclamation	201	138
Equity loss	21	105
Other	(32)	(32)
Net change in non-cash working capital:		
Decrease (increase) in accounts receivable	(353)	38
Decrease (increase) in inventory	183	(459)
Decrease in prepaid expenses	(1,070)	(602)
Decrease (increase) in accounts payable and accrued liabilities	(529)	787
	276	2,515
Investments:		
Expenditures on plant, equipment and deferred exploration	(6,369)	(2,251)
Short-term investments	23,694	-
Proceeds on sales of other assets (note 2)	150	-
Collateral deposits	-	(369)
	17,475	(2,620)
Financing:		
Issue of special warrants and common shares for cash	374	3,689
	374	3,689
Increase in cash and cash equivalents	18,125	3,584
Cash and cash equivalents, beginning of the period	16,085	13,493
Cash and cash equivalents, end of the period	$ 34,210	$ 17,077

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(dollars expressed in thousands of dollars)

Three month period ended March 31, 2003 and 2002

1. **Interim Financial Statements:**

These interim consolidated financial statements (the "financial statements") of Miramar Mining Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2002, except for those indicated below.

The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statement and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report for the year ended December 31, 2002.

2. **New Accounting Guidelines:**

In February 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 – Disclosure of Guarantees, which is effective for financial periods ending after January 1, 2003. The guideline requires the disclosure of guarantees including indemnification pursuant to contractual agreements.

As part the of arrangement to sell the Bluefish hydro-electric power plant ("Bluefish") described in note 8 (a) of these interim financial statements, the Company has completed an indemnity agreement with NERCO Minerals Company ("NERCO"), the previous owners of the Con mine, in which the Company agrees to hold NERCO harmless against any future third party claims that relate to environmental conditions of the Con mine. The terms of the indemnity agreement provide for no limitation to the maximum potential future payments under the guarantee. The Company has not provided for any current carrying amount of the liability, contingent or otherwise, for the obligations under the guarantee. The Company has granted the indemnification in order to allow NERCO to release a similar guarantee provided by Red Lion Management Ltd. ("Red Lion") at the acquisition of the Con mine. Red Lion held a security interest in all the assets of the Con mine, including the Bluefish assets, as collateral for the indemnity against environmental liability given to NERCO. As security for the indemnification given to NERCO, the Company has granted security interest on the Con mine assets to NERCO and agreed that the net proceeds from the sale of these assets will be placed in a reclamation security trust, to be used to pay for the eventual reclamation of the mine.

3. **Northern Orion Explorations Ltd.:**

On February 12, 2003, the Company granted an option to a third-party to purchase 22 million shares of its shares of Northern Orion Explorations Ltd. ("Northern Orion") for consideration of $150,000 the option is exercisable at a price of $0.20 per share for total proceeds of $4.4 million, on or before August 5, 2003, which can be extended to November 5, 2003 for additional consideration of $50,000. If the closing price of the common shares of Northern Orion equals or exceeds $0.25 per share for ten consecutive trading days, the Company may accelerate the expiry date of the option to three business days following notification to the third-party. If the option is not exercised by the accelerated expiry date, the Company can terminate the option on payment of $200,000. The Company will retain the net proceeds royalty interest with Northern Orion as described in note 3 of 2002 Financial Statements.

(dollars expressed in thousands of dollars)

4. **Share Capital:**

(a) Authorized: 500,000,000 common shares without par value.

(b) Issued:

	Number of Shares		Amount
Balance December 31, 2002	123,143,673	$	313,808
Issued:			
Common shares			(5)
Future income tax effect of flow through shares	-		(1,760)
On exercise of warrants	71,343		104
On exercise of stock options	232,450		274
Balance March 31, 2003	123,447,466	$	312,421

(c) Stock Options:

The Company's stock option plan is described in note 10 (c.) of the consolidated financial statements for the year ended December 31, 2002. At March 31, the Company had stock options outstanding as follows:

	Shares Options		Average Exercise Price
Outstanding, beginning of year	4,276,721	$	1.25
Granted	1,202,963		1.89
Exercised	(232,450)		1.18
Forfeited and expired	(4,000)		1.90
Outstanding, end of year	5,243,234	$	1.40

The Company has elected not to use the fair value methods of accounting for stock options. Accordingly during the year, no compensation costs were recorded in the statement of operations for options granted to employees. Had compensation costs been determined using the fair value based method at the grant dates for awards under the Plan, The Company's pro forma net earning, earnings per share and fully diluted earnings per share would have been as follows:

3 months ended March 31, 2003		
Pro forma net loss	$	(868)
Pro forma earnings per share		
Basic and fully diluted	$	(0.01)

(dollars expressed in thousands of dollars)

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.3%, a dividend yield of 0%, an expected volatility of 55% and expected lives of stock options of 5 years. The Company has not included those options outstanding on the date of adoption of this new recommendation in the calculation of its earnings per share for the period.

(d) Warrants and brokers compensation options:

At March 31, the Company had warrants and brokers compensation options outstanding as follows:

	Warrants	Average Exercise Price
Outstanding, beginning of year	10,479,539	$ 6.13
Exercised	71,343	1.46
Outstanding, March 31, 2002	10,408,196	$ 6.13

5. **Business Segments:**

(a) Reportable Segments – The Company's two operating mines produce gold and are located in Canada. Hope Bay is an exploration stage gold property located in Canada. Reportable assets and revenues do not differ materially from the amounts disclosed in these consolidated financial statements, as there are no material inter-segment sales.

(b) Geographic Segments – The Company operates in Canada.

The Company's property, plant and equipment and expenditures, revenue and earnings (loss) before equity loss and income taxes by operating and geographic segment are as follows:

3 months ended March 31, 2003	Capital Assets	Capital Expenditure	Revenues	Earnings (loss) before equity loss
Gold operations	$19,878	$ 1,641	$ 15,388	$ 678
Gold exploration	112,422	4,668	-	-
Other	988	58	289	(609)
	$133,288	$ 6,367	$ 15,677	$ 69

3 months ended March 31, 2002 (loss) loss	Capital Assets	Capital Expenditure	Revenuesbefore	Earnings equity
Gold operations	$18,590$	1,197 $	14,706 $	1,290
Gold exploration	34,984	933	-	-
Other	1,318	121	129	(590)
	$54,892$	2,251 $	14,835 $	700

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(dollars expressed in thousands of dollars)

Three month period ended March 31, 2003 and 2002

6. **Financial Risk Management:**

The Board of Directors has approved a hedging policy and reviews the Company's hedging position periodically. As at March 31, 2003 the Company had entered into the following gold contracts:

Anticipated Delivery/Expiry	Average Hedged Ounces	Call Price Per Ounce	Options Sold	Average Price Per Ounce
2003	20,100	CAD $478	-	-
2003	-	-	9,000	US $300
2004	26,400	CAD $478	36,000	CAD
$478				
	46,500		45,000	

7. **Financial Instruments:**

The fair value excess (deficit) of derivative instruments and investments in Sherwood, based on the quoted market value, at March 31 are as follows:

	Carrying Value	Fair Value
Investment in Sherwood	$ 782	$ 1,400
Derivatives:		
Gold forward sales contracts	-	(1,374)
Gold calls sold	(495)	(2,336)

The Company has an agreement with a financial institution for the purchase and sale of swaps and derivatives that contain certain financial covenants that the Company must maintain with

respect of net tangible assets, current ratio, total liabilities, trade creditors and liquid assets. If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. At March 31, 2003, the Company was in compliance with these financial covenants.

8. **Subsequent Events:**

(a) On April 4, 2003, the Company completed the sale of the Bluefish hydroelectric power plant to Northwest Territories Power Corporation ("Power Corporation"). Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles northwest of Yellowknife, which supplies power to the Con Mine. Sale consideration includes a non-interest bearing note for $10 million payable on December 31, 2004, the supply of power to the Con Mine, free of charge, equal to the historic generation profile of Bluefish until December 31, 2004 and the supply of power to the Con Mine, free of charge, at an annual rate of 5 million kilowatts and 1,500 kilo volt-ampere of demand for a five year period from 2005 to 2009.

(b) On April 4, 2003, the Company completed an agreement with the Department of Indian Affairs and Northern Development ("DIAND") to fund all remaining security deposits required by the water licence described in note 16 (d) of the 2002 financial statements for the Con Mine by assigning the promissory note for payment $10 million from the Power Corporation to a reclamation security trust. The Company will maintain the existing bond of $1.5 million described in note 8 of the 2002 financial statements until such time as the payment from the promissory note made. The reclamation security trust will be used fund the abandonment and reclamation of the site on completion of mining operations.

Miramar Mining Corporation
Management's Discussion and Analysis

OVERVIEW

First Quarter Highlights

- Doris North feasibility study finalized and environmental impact statement submitted.
- Exploration drilling completed 10,362 meters at Hope Bay.
- Production of 28,237 ounces of gold at cash costs of US $314 per ounce.
- Cash flow from operations of $0.3 million.
- Earnings of $44,000 or $0.00 per share.

During the first quarter of 2003, the major focus of the Company continued to be the Hope Bay project, which was advanced through exploration drilling programs and the completion of a feasibility study for the development of the Doris North deposit. The feasibility study was initiated after a preliminary assessment completed by SRK Engineering defined positive economics for a small-scale operation on this high-grade deposit. Highlights of exploration activities included a number of intercepts from the Madrid area that resulted in expansion of the mineralization in the Suluk deposit at strike and to depth as well as extension of lenses to the south.

In Yellowknife, mine production of 28,237 ounces was below plan for the quarter due in large part due to mining difficulties encountered with refractory ore at the Con mine. Operating costs were higher than plan due to increased costs for fuel, power and labour benefits. Cash costs of US $314 per ounce were higher than plan US $59, due to:

	Cash cost per ounce USD	Percentage of variance
Lower gold production	($ 35)	59%
Higher operating costs	($ 21)	21%
Currency exchange rate	($ 3)	5%
Total	($ 59)	

EARNINGS AND CASH FLOW

For the three months ended March 31, 2002, net earnings were $44,000 or $0.00 per share, including reversal of unrealized losses of $1.7 million for hedging contracts and call options recorded in the fourth quarter of 2002. Without this adjustment to revenue, the Company would have reported a loss of $1.6 million in the quarter. This compares to net earnings of $0.6 million or $0.01 per share for the same period in 2002.

The decrease in net earnings is due in large part to lower gold production in 2003, which was 3,511 ounces or 12% lower than the first quarter of 2002. Higher gold prices realized offset the shortfall somewhat; the average gold price realized in Canadian dollar terms in the first quarter (before adjustment for hedging and call options) was $486 per ounce compared to $463 per ounce realized in the same period of 2002 and the spot market for the first quarter of 2003 of $532 per ounce. Additionally, operating expenses were higher than the same period last year due to increased costs for fuel, power and labour benefits.

Cash from operations in the first quarter 2003 was $0.3 million compared to $2.5 million for the same period in 2002. As a result of the lower than planned production, the Company's gold operations business segment failed to generate free cash during the quarter, after deducting mine capital and development and corporate general and administrative costs (approximately $0.9 million in the first quarter of 2003 and $0.7 million in the first quarter of 2002). "Free cash" generated from operations is a non-GAAP measure of financial performance which the Company uses to measure the net cash generated or used by its gold mining operations, and is derived by subtracting cash invested in mine capital and development at the Company's operating mines from cash from operations as shown in the following table.

	Q1 2003	Q1 2002
Cash from operations (Includes corporate general and administration)	$ 276	$ 2,515
Less: mine capital and development	(1,641)	(1,197)
Net free cash flow from gold operations	**$ (1,365)**	$ 1,318

OPERATIONS OVERVIEW

Revenues

For the three months ended March 31, 2003, the Company produced 28,237 ounces of gold compared to 31,749 ounces in 2002. Revenue from gold sales was $15.4 million in 2003 and includes an adjustment of $1.7 million to reverse an unrealized loss on gold spot deferred contracts and call options recorded in December 2002. Without this adjustment sales revenue would have been $13.7 million in the first quarter of 2003. This compares to sales revenue of $14.7 million in 2002. During the first quarter of 2003, the Company realized US$316 per ounce of gold sold compared US$295 per ounce realized in the first quarter of 2002. The average price for gold in the spot market was US$352 per ounce in the first three

months of 2003. In Canadian dollar terms, the realized price per ounce was $486 per ounce in 2003 as compared to $463 per ounce realized in the same period of 2002 and the spot market of $532 per ounce. Other income was $0.3 million in the first quarter of 2003, compared to $0.1 million for the same period of 2002 and increased due to additional interest earned on a higher cash balance.

Mining Operations

The Yellowknife mining operations, comprised of the Con and Giant mines, fell short of production targets with shipments of 28,237 ounces at cash costs of US$314 per ounce during the first quarter of 2003. For the corresponding period in 2002, operations produced and shipped 31,749 ounces at a cash cost of US$240 per ounce.

	Three months ended March 31	
Yellowknife Operations	**2003**	*2002*
Giant – Refractory		
Tons of ore processed	**17,489**	17,467
Average grade (ounce per ton)	**0.324**	0.386
Average recovery rate (%)	**85.78**	89.55
Ounces of gold recovered	**4,854**	6,032
Con – Free Milling		
Tons of ore processed	**45,509**	52,174
Average grade (ounce per ton)	**0.381**	0.389
Average recovery rate (%)	**92.91**	93.19
Ounces of gold recovered	**16,482**	18,930
Con – Refractory		
Tons of ore processed	**17,284**	23,853
Average grade (ounce per ton)	**0.244**	0.323
Average recovery rate (%)	**84.20**	87.27
Ounces of gold recovered	**3,548**	6,729
Arsenic tailings		
Tons of tailings processed	**1,521**	1,309
Ounces of gold recovered	**455**	673
Total ounces of gold recovered	**25,339**	32,365
Total ounces of gold shipped	**28,237**	31,749
Production Cost per Ounce Shipped $US		
Direct mining expense	$ **293**	$ 237
Deferred mining expense (net)	**(6)**	3
Work-in-progress inventory and other	**27**	-
Cash operating cost	$ **314**	$ 240
Depreciation	**21**	15
Reclamation and mine closure	**3**	5
Other	**1**	5

Total production cost	$	339	$	265

During the first quarter, production from free mill sources were on plan; however, refractory ore performance at both the Con and Giant mines was below expectations. During the quarter, gold recovered from mining lower than plan; mining produced 25,339 ounces and the remaining 2,898 came from a planned draw down of work-in-progress inventory. The ounces from work-in-progress inventory largely were from the flotation concentrate inventory that was built up in 2002 during the extended shutdown of the autoclave due to the oxygen plant collapse. The shortfall in mine production was primarily a result of continued poor ore release from the Con refractory ore in the AW Trend, which was 45% lower than plan. This lost production will not be recovered in subsequent periods. At Giant mine the shortfall in grade and tonnage is generally a timing variance, as development of additional ores discovered on the 776 level, Supercrest area has taken longer than expected as a result of greater strike to the zone than originally designed.

The increase in direct mining expenses per ounce of gold shipped in 2003 as compared to 2002 are due to higher labour benefit costs as provided for in the new collective agreements signed in 2002, higher fuel costs due to price increases for propane. Additionally, the costs for mining activities in the AW Trend that did not contribute to gold production due to failure to meet economic cutoff criteria increased costs distributed to production in the period. The increase in work-in-progress inventory per ounce over 2002 is the result of the build up of flotation concentrates for which costs were deferred during the refractory circuit shutdown as a result of the oxygen plant roof failure. Depreciation costs decreased year over year, but increase on a cost per ounce basis due to lower units of production. The decrease in reclamation costs per ounce in 2003 reflects lower activity levels in concurrent reclamation efforts at the Con mine.

Operating Costs

The cost of sales in the first quarter of 2003 was $12.7 million compared to $11.1 million 2002. The increase in the cost of sales was the result of price increases for fuel and labour benefits ($0.6 million higher than first quarter 2002), mining productivity issues with Con refractory ore and draw down of gold inventories. General and administrative expenses in the first quarter of 2003 were $0.9 million compared to $0.7 million in 2002. Depreciation and depletion expense in the first quarter of 2003 was $1.8 million compared to $1.9 million in the same period of 2002. Reclamation expense in the first quarter of 2003 was $0.1 million compared to $0.4 million in the same period of 2002 and is lower as reclamation activities are minimal for the properties in Nevada.

Hope Bay Exploration and Development Activities

The prime focus for the Company remains the Hope Bay project. The Company has undertaken a two-prong strategy to explore the belt and to advance a portion of the belt to a production decision. The 2003

Hope Bay exploration program began in mid-February with the commencement of drilling at Madrid. Here, drilling successfully expanded the Suluk mineralization along strike and to depth, confirmed the Marianas mineralized zone, discovered new mineralized lenses in the South Suluk area, and intersected mineralization in the Bend area between Perrin and Suluk. In addition, wide sections of low-grade gold mineralization in interesting geology were intersected at Rand Spur, and a wide mineralized zone with erratic gold values discovered at Patch 7. Suluk is clearly the most important of the mineralized systems, with several parallel lenses, often comprised of high-grade cores surrounded by significant thicknesses of lower grade material.

Reverse-circulation drilling commenced during March, with seven target areas to be tested for exploration and assessment work purposes. The drill rig has performed well, with higher productivity than 2002.

The deep drilling program at Boston was initiated in mid-March; however, hole deviation issues hampered the startup of the program. The problem was resolved in April and the program will continue, although fewer meters will be drilled than initially contemplated.

Permitting continued throughout the period with submission of the draft environmental impact study ("EIS"), consultations with Department of Fisheries on fisheries compensation requirements, and scheduling of the pre-hearings by Nunavut Impact Review Board ("NIRB") for mid-April. These hearings will allow NIRB to provide a final list of deficiencies in the EIS. In the period, engineering activities were completed to support the EIS process and to allow for final design criteria development. These include detailed geotechnical drilling at the mill site, tailings impoundment area and road alignment and additional cyanide destruction work and transportation studies.

Capital Programs

During the first three months of 2003, the Company had capital expenditures of $4.7 million for Hope Bay exploration and project development activities. Additionally, the Company incurred $1.6 million on mine capital and development at the Yellowknife operations. This compares with capital expenditures of $0.9 million for the Company's then 50% share of the Hope Bay expenditures and $1.2 million for mine capital and development in the same period of 2002.

FINANCING AND LIQUIDITY

At March 31, 2003, the Company had consolidated working capital of $37.2 million as compared to $41.0 million at the end of 2002. Of the $37.2 million working capital $34.2 million was cash and cash equivalents and short-term investments as compared to $39.8 million in 2002. In addition to the working capital, at March 31, 2003 the Company had $6.3 million in cash collateral deposits for reclamation bonds, unchanged from December 31, 2002.

On February 12, 2003, the Company granted an option to a third-party to purchase 22 million shares of its interest in Northern Orion for consideration of $150,000. The option is exercisable at a price of $0.20 per share for total proceeds of $4.4 million, on or before August 5, 2003, which can be extended to November 5, 2003 for additional consideration of $50,000. If the closing price of the common shares of Northern Orion equals or exceeds $0.25 per share for ten consecutive trading days, the Company may accelerate the expiry date of the option to three business days following notification to the third-party. If the option is not exercised by the accelerated expiry date, the Company can terminate the option on payment of $200,000. The Company will retain the net proceeds royalty interest with Northern Orion as described in note 3 of 2002 Financial Statements.

On April 4, 2003, the Company's subsidiary completed the sale of the Bluefish hydroelectric power plant to the Northwest Territories Power Corporation ("NTPC") for consideration as follows.

1. Cash payment of $10 million on December 31, 2004,
2. Operating cost savings, and
    - NTPC will assume ownership of Bluefish upon closing of the transaction, and responsibility for operating costs of the facility, estimated to be $400,000 per year and will continue to supply power equal to the historic generation profile of Bluefish to the Con mine, free of charge, until December 31, 2004;
3. "Free" power
    - For the five-year period 2005-2009, NTPC will provide power to the Con mine, free of charge, at an annual rate of 5 million kilowatts and 1,500 KVA of demand.

Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles northwest of Yellowknife, which supplies power for use by the Con mine. As part the of arrangement to sell Bluefish, the Company granted an indemnity to NERCO Minerals Company ("NERCO"), the previous owners of the Con mine, in which the Company agreed to hold NERCO harmless against any future third party claims that relate to environmental conditions of the Con mine. The Company granted the indemnification in order to allow NERCO to release a security for a similar guarantee provided by Red Lion Management Ltd. ("Red Lion") at the acquisition of the Con mine. Red Lion held a security interest in all the assets of

the Con mine, including the Bluefish assets, as collateral for the indemnity against environmental liability given to NERCO. As security for the indemnification given to NERCO, the Company granted security interest on the Con mine assets to NERCO and agreed that the net proceeds from the sale of these assets will be placed in a reclamation security trust, to be used to pay for the eventual reclamation of the mine.

The Company believes it has sufficient cash resources and liquidity to sustain its planned operations for the near term. The Company further believes that projected cash generated from the sale of Bluefish, and the Yellowknife operations is sufficient to meet its current and future closure obligations. The ongoing exploration and development of the Hope Bay project will require the Company to raise additional capital through one or a combination of project financing and equity offerings.

Liabilities and Contingencies

As a condition of a water license held by the Con mine, the Company maintains a security deposit for the cost of future reclamation as required by the licensing agency and in a form acceptable to Department of Indian Affairs and Northern Development ("DIAND"). On April 4, 2003, the Company completed an agreement with DIAND to fund all remaining security deposits required by the water licence described in note 16 (d) of the 2002 financial statements for the Con Mine by assigning the promissory note for payment $10 million from the Power Corporation to a reclamation security trust. The Company will maintain the existing bond of $1.6 million described in note 8 of the 2002 financial statements until such time as the payment from the promissory note is made. The reclamation security trust will be used to fund the reclamation of the site on completion of mining operations

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Customs and Revenue Agency ("CCRA") issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred to a maximum of $2.7 million plus accrued interest, which amounts to approximately $1.5 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. At present, the Company has requested information from CCRA and is awaiting a response. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at March 31, 2003.

Commitments

To mitigate the risk of adverse price fluctuations and to ensure that the Yellowknife operations achieve cash flow projections necessary to complete the planned closure, and in accordance with the hedging policy authorized by the Company's Board of Directors, the Company has entered into spot deferred forward sales contracts and written call options for a portion of the Yellowknife mines' expected future production. This is in part because the mining operations have been historically high cost and the mines are not considered core assets. The Company has hedged in Canadian dollar terms to benefit from the weak Canadian dollar. The Company does not hold these financial instruments for speculative or trading purposes, nor is the Company subject to margin requirements on any of its hedging lines.

The following table sets out the outstanding number of contract ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at March 31, 2003:

Period	Hedged Ounces	Average Price	Call Options Sold	Average Strike Price
2003	20,100	CAD $ 470		
2003			14,000	US $307
2004	26,400	CAD $ 478	36,000	CAD $478
	46,500		**45,000**	

The fair value of certain call options sold is recorded in the financial statements at each measurement date, which at March 31, 2003 was negative $0.5 million. The fair value of unrecorded call options was negative $2.3 million at March 31, 2003 and was negative $4.3 million on December 31, 2002. The changes in the fair value of these call options have not been recorded and is in accordance with accounting recommendations, as the contracts were written prior to the date of issuance of the accounting recommendations for written call options. The fair value of the gold forward sales and spot deferred forward sales contracts was negative $1.4 million on March 31, 2003 and was negative $5.4 million on December 31, 2002.

OUTLOOK

The outlook for the Company continues to be heavily weighted to the successful exploitation and development of the Hope Bay project. As a result of the acquisition of Hope Bay Gold in 2002, the Company owns 100% of the Hope Bay project, which has total resources in excess of 4.3 million ounces of gold. The Company's strategy is to build a small, low capital cost mining operation that will generate significant cashflow to continue exploration and development of the Hope Bay belt. The feasibility study on Doris North projected positive economics; at $325 gold the project has a 136% rate of return and generates $69 million in undiscounted cash flow.

In 2003, the Company plans to continue to work towards making a construction decision on the Doris North project, including advancement of the permitting process and negotiation of an Inuit Impact Benefits agreement. It is expected that at the end of 2003 these processes will be completed and the Company will decide whether to commit to the construction process. Exploration programs planned for 2003 for Hope Bay are comprised of two major components. The first is focused on the Deformation Zone trend in the Madrid area and related structures and consists up to 34,000 meters of core drilling and 4,500 meters of reverse circulation drilling. The other component targeting the deep potential below the Boston deposit will see up to 9,000 meters of core drilling. The total expenditures at Hope Bay in 2003 are planned to be $18.3 million, including $1.8 million on permitting and feasibility work related to the Doris North development project.

As a result of lower production performance during Q1, Yellowknife operations are expected to be below annual target of 105,000-110,000. Depletion of the free mill reserves and subsequent shutdown of the Robertson shaft facilities remains planned for the third quarter, after which operations will be converted to refractory ore processing only. The Company expects that the reclamation of arsenic tailings from the Con and Negus ponds will be completed in 2003 with final pond closure scheduled for 2004. Full mine closure activities are now forecast to commence in the second quarter of 2005. The focus of Con mine operating plans over the last several years has been to complete the treatment of the arsenic tailings, as the cost of treatment is significantly lower to the Company if completed concurrently with gold operations. With the forecast completion of this cleanup process in 2003, the future production at the Yellowknife operations will be solely dependent on its ability to generate positive cash flow. The mine plans will be reassessed regularly to ensure the operations are meeting this objective.

RISKS AND UNCERTAINITIES

The Company must obtain additional capital to pursue its exploration and development work at Hope Bay. Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required. The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term. The impact of fluctuations in the price of gold is a risk to the Company's future profitability and cash flow. As the gold market price is denominated in U.S. currency, the Company is also at financial risk as the currency exchange rate between Canadian and U.S. dollars can fluctuate and impact the reported earnings and resulting cash flow. If the Canadian dollar strengths compared to the U.S. dollar, the Company will have less Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars. However, the Company does not expect the current strengthening of the Canadian dollar to have a material impact on mining operations in Yellowknife as the Company had used a Canadian dollar gold price assumption of $478 in short-term cash forecasting for the purpose of establishing cut-off grades and life-of-mine planning.